

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Michael Scarpa
Chief Financial Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

> **Re: The Children's Place, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2020**
> **Filed March 19, 2020**
> **File No. 000-23071**

Dear Mr. Scarpa:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services